Exhibit 23.02
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated May 23, 2008 (June 23, 2008 as to the caption “Relacom AB” included in Note 2) relating to the consolidated financial statements of Flextronics International Ltd. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), and our report dated May 23, 2008 relating to the effectiveness of Flextronics International Ltd. and subsidiaries’ internal control over financial reporting, appearing in Amendment No. 1 to the Annual Report on Form 10-K/A of Flextronics International Ltd. for the year ended March 31, 2008.
/s/ DELOITTE & TOUCHE LLP
San Jose, California
February 5, 2009